

June 24, 2015

Via E-mail
Mitchell R. Butier
President, Chief Operating Officer and Chief Financial Officer
Avery Dennison Corporation
207 Goode Avenue
Glendale, CA 91203

      Re: **Avery Dennison Corporation**
              Form 10-K for the Fiscal Year Ended January 3, 2015
              Filed February 25, 2015
              File No. 1-7685

Dear Mr. Butier:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In your letter to us dated September 30, 2011, you discussed contacts with Syria. As you are aware, Syria is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria since your 2011 letter, if any, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, components, technologies or services you have provided to Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the Syrian government or entities it controls.

2. Please discuss the materiality of any contacts with Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the

approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Susan C. Miller
        Senior Vice President, General Counsel and Secretary
        Avery Dennison Corp.

Amanda Ravitz
Assistant Director
Division of Corporation Finance